Exhibit 12.1

Starwood Hotels & Resorts Worldwide, Inc.

Calculation of Ratio of Earnings to Total Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
(Dollars in millions, except ratio)
Income (loss) from continuing operations before income taxes	$425	$335	$(296)	$321	$716
(Income) loss related to equity method investees	(11)	(10)	4	(16)	(66)

	414	325	(292)	305	650
Add/(deduct):
Fixed Charges	317	315	312	300	265
Interest Capitalized	(42)	(30)	(34)	(35)	(47)
Distributed income of equity method investees	22	59	39	48	142
Noncontrolling interest in pre-tax loss (income)	2	2	2	—	(1)

Earnings available for fixed charges	$713	$671	$27	$618	$1,009

Fixed Charges:
Interest and other financial charges	$239	$255	$249	$233	$188
Interest factor attributable to rentals (a)	36	30	29	32	30
Interest capitalized	42	30	34	35	47

Total fixed charges	$317	$315	$312	$300	$265

Ratio of earnings to fixed charges	2.25	2.13	0.09	2.06	3.81

Notes:

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.